Room 4561

								November 18, 2005

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment No. 4 to Registration Statement on Form S-4/A
	Filed November 7, 2005
	File No. 333-123848

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005
	Form 10-QSB for the fiscal quarter ended June 30, 2005
	File No. 0-32262

Dear Mr. Jensen:

	We have reviewed your filings and have the following additional comments.

Form S-4 as amended on November 7, 2005

Amendment No. 4 to Form S-4
1. Include currently dated consents of all independent accountants in
the next amended registration statement.
Pro Forma Financial Information, pages F-69 to F-76
2. Revise all captions and references to the Pro Forma Financial Information to include the word "Unaudited".
3. Your description of the basis of presentation does not appear to
have been updated to refer to the periods, and entities,
presented.
For example, remove references to CSI since the entity is already included in Neomedia`s historical financial statements for more than
nine months.   Revise accordingly.
4. Revise to present an unaudited pro forma condensed balance sheet as of September 30, 2005.
5. Revise to provide unaudited pro forma condensed statements of operations for the nine months ended September 30, 2005.
6. With regard to your pro forma adjustment "D", revise to reflect the allocation of the entire expected purchase price for the BSD and
Mobot acquisitions. That is, the adjustment appears to exclude the
$3.5 million cash portion of the consideration to be paid for Mobot,
Inc. Additionally, disclose the value of all shares and options issued for the acquisition. Indicate how the fair values were determined. Include a schedule showing the calculation of each purchase price.
7. Expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period. In this regard, indicate why no value has been assigned to any intangible assets besides goodwill. Furthermore, clarify why Mobot is not being considered a shell company since it appears to have nominal operations. Also, provide us with an analysis of whether Mobot is a business under EITF 98-3. In either case, the acquisition would not be accounted for as a business combination and would be treated as a recapitalization if it is deemed a shell or as an asset acquisition if it does not meet the definition of a business. Be advised that goodwill is only recognized in a business combination and not in a recapitalization or an asset acquisition. See paragraph
9 of SFAS 141.
8. Please address the impact, if any, of the acquisition of Mobot by
NeoMedia on Mobot`s outstanding convertible debentures and the warrants issuable upon conversion or exchange of the debentures. That is, clarify whether the holders intend, if known, to convert the debentures to Mobot shares and warrants. Please provide additional pro forma presentation to the extent that there are a range of possible outcomes with regard to the convertible debentures and warrants.
Financial Statements of Mobot, Inc.
9. Revise to include interim financial statements in accordance with
Regulation S-B Item 310(g).
Report of Independent Registered Public Accounting Firm, page F-86
10. Revise to include a signed report in accordance with Rule 2-
02(a)
of Regulation S-X.

	You may contact Tamara Tangen, at (202) 551-3443, or Stephen
G.
Krikorian, at (202) 551-3488, should you have questions regarding comments on the financial statements and related matters. If you have any other questions, please call Adam Halper, at (202) 551-3482.
If you require additional assistance you may contact Perry Hindin, at
(202) 551-3444 or the undersigned, at (202) 551-3730.

      		Sincerely,



      		Barbara C. Jacobs
      		Assistant Director


cc:	Via Facsimile
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095

Charles T. Jensen
NeoMedia Technologies, Inc.
November 18, 2005
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